September 20, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Craig Arakawa

Accounting Branch Chief

Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Amendment No. 1 to form 10-K for the Year Ended December 31, 2015
Responses Dated June 29, 2016 and August 11, 2016
File No. 001-10593

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”), dated September 7, 2016, to the Form 10-K of Iconix Brand Group, Inc. (the “Company”), filed March 30, 2016, Amendment No. 1 to the form 10-K filed April 4, 2016, and our responses, dated June 29, 2016 and August 11, 2016 to correspondence received from the Commission. We have enlisted the services of a third party valuation expert to prepare independent valuations of our redeemable non-controlling interests. As such, the Company needs additional time to prepare its response. The Company anticipates that its response will be filed on or before October 12, 2016.

Please do not hesitate to contact me at (212) 819-2069 with any questions or further comments.

Very truly yours,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

p: 212 730 0030    f: 212 391 2057 | 1450 broadway | 3rd floor | new york, new york 10018

www.iconixbrand.com